26th Floor, Gloucester Tower
The Landmark
15 Queen’s Road Central
Hong Kong

Telephone: +852 3761 3300	David Zhang
Facsimile: +852 3761 3301	To Call Writer Directly
+852 3761 3318
www.kirkland.com	david.zhang@kirkland.com

October 28, 2016

VIA EDGAR

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

Re:	Trina Solar Limited
Amended Schedule 13E-3
Filed October 20, 2016 by Trina Solar Limited, et. al.
File No. 005-82526

Dear Mr. Duchovny:

On behalf of Trina Solar Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company,” or the “Issuer”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of October 24, 2016 with respect to Amendment No. 2 to Schedule 13E-3, File No. 005-82526 (“Amendment No. 2”) filed on October 20, 2016 by the Company and the other filing persons named therein.

For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.  Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 3 to the Schedule 13E-3 (“Amendment No. 3”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Third Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments.

PARTNERS:   Pierre-Luc Arsenault1 | Lai Yi Chau | Henry M.C. Cheng3 | Justin M. Dolling3 | David Patrick Eich3# | Liu Gan | Damian C. Jacobs3 | Guang Li1 | Neil E.M. McDonald | Douglas S. Murning3 | Kelly Naphtali | Nicholas A. Norris3 | Derek Ka-Wei Poon1,3 | Jesse D. Sheley | Arthur K.H. Tso | Dominic W.L. Tsun1,3 | Li Chien Wong | Judy W.C. Yam | David Yun3

REGISTERED FOREIGN LAWYERS:   Daniel J. Abercromby3 | Damien Coles3 | David M. Irvine3 | Benjamin W. James2 | Xiaoxi Lin1 | Daniel R. Lindsey3 | Peng Qi1 | Benjamin Su1 | Jonathan J. Tadd3 | Xuesen Tai1 | Huimin Tang1 | Wenchen Tang1 | Xiaoyao Yin1 | David Zhang1

ADMITTED IN:   1 State of New York (U.S.A.); 2 State of Texas (U.S.A.); 3 England and Wales; # non-resident

Beijing   Chicago   Houston   London   Los Angeles   Munich   New York   Palo Alto   San Francisco   Shanghai   Washington, D.C.

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Fortune Solar Holdings Limited, Red Viburnum Company Limited, Mr. Jifan Gao, Ms. Chunyan Wu, Wonder World Limited, Jiangsu Panji Investment Co., Ltd., Shanghai Xingsheng Equity Investment & Management Co., Ltd., Shanghai Xingjing Investment Management Co., Ltd., Great Zhongou Asset Management (Shanghai) Co., Ltd., Tibet Great Zhongou New Energy Investment Co., Ltd., Liuan Xinshi Asset Management Co., Ltd., Changzhou Ruitai Venture Investment Management Co., Ltd. and Mr. Li Zhu, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 3, which has been amended in response to the Staff’s comments.

Proxy Statement

Special Factors

Reasons for the Merger, page 31

1.                                      We note the incorporation by reference added in response to prior comment 7. Please revise to include the information in the proxy statement to be delivered to security holders.

In response to the Staff’s comment, the Company has updated disclosure on page 32 to the Third Revised Proxy Statement.

Shares, Options and Restricted Shares Held by Officers and Directors, page 64

2.                                      We note that the column captioned “Total Cash Payments” in the table on page 65 includes asterisks instead of the amounts of cash to be paid to the listed individuals. Please tell us why the individuals do not appear to be receiving any cash payments but the total of this column indicates payments of $15.3 million.

In response to the Staff’s comment, the Company has updated disclosure on page 65 to the Third Revised Proxy Statement.

* * * * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318 or Jesse Sheley at (852) 3761-3344.

Very truly yours,

/s/ David T. Zhang

David T. Zhang
of Kirkland & Ellis

cc:	Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP